Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement (No. 333-148101) on Form S-4, in the Registration Statement (No. 333-113160) on Form S-8, and the Registration Statement (No. 333-165649) on Form S-8 of our report dated June 19, 2015 with respect to the statements of net assets available for benefits of CH2M HILL Retirement and Tax-Deferred Savings Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the related supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, which appears in the December 31, 2014 annual report on Form 11-K of CH2M HILL Retirement and Tax-Deferred Savings Plan.

/s/ EKS&H LLLP

June 19, 2015
Denver, Colorado